Filed by Aetna Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Aetna Inc.

(Commission File No.: 001-16095)

The following are excerpts from a communication made available on Aetna’s internal website:

Aetna

Karen Lynch Speech

[ 00:00:06 ]	karen lynch

Good afternoon. Hello. Good morning to those of you on the West Coast. So, first I want to – well, we have to go through disclosures. So, because we’re in the middle of an acquisition, I have to go through four pages of disclosures. I am going to test every single one of you on these disclosures when we’re done. So, let’s flip through these. This is the final one. Happy New Year. I know it’s February first, but this is the first time that I’ve had the opportunity to get in front of you since the beginning of the year, and I wanted to wish you and your families all a happy and healthy New Year. 00:00:40 As every year starts, I always have a renewed energy about the possibilities and the hope for the – the coming year, and particularly this year where there’s so much going on. I think we have a huge opportunity for our company. I’m going to spend this afternoon talking a little bit about what those opportunities are. I’m sure you’re all interested in what’s going on with CVS, and I’m going to talk a little bit about what we at Aetna have promised CVS that we’d do. 00:01:07 But before I get started, I want to welcome our – the service organization. They’re new to the institutional business. So, welcome, we’re thrilled to have you. I also want to give a shout out to the Walmart cross-functional team that services our Walmart team. They are here today working on – that’s a 300,000-member account, and they’re here doing some strategic work on how to keep that customer happy and how to build more relationships with – with Walmart. 00:01:39 You know I always start with a member story. But today, I’m going to add my member video somewhere in my remarks, so, I’ll come back to that. But I didn’t want you to think that I forgot about our members, because they’re sort of why I get up every single day, and I think those of you who have been working really closely with me understand that whole-heartedly. Joining me today is Jean Bisio and Kristin Meyers. 00:02:06 Jean Bisio is new to Aetna. She has brought up our accountable care – our new community care model. It’s a new clinical model that we’ve rolled out in our Florida market. Our strategy has been all about getting closer to the consumer and being in the community. So, Jean’s here to share with you what we’ve done and the progressive we’ve made in the very short period of time and what we’re actually doing in the Florida market. Kristin Meyers is the President of our Great Lakes region, and as you know, is we’ve been really focusing on becoming a local market-driven company. 00:02:43 She’s here to share her insights into what’s going on in the Great Lakes region and provide some insights in what she’s doing to support our consumers and our employer-sponsored members in her market. So, last year about this time it – around February – we were told we weren’t going to be able to do the Humana acquisition. 00:03:07 And although that was a well-intentioned acquisition, I think we were all pretty disappointed that it didn’t come to fruition. But here we find ourselves a year later opening a new door and what can be, I think, personally, an exciting and promising opportunity to change the entire landscape of healthcare. We’re taking a leading national innovative healthcare company and potentially combining it with a leading pharmacy retail company. 00:03:44 And together, those two companies can be a powerful and distinctive and differentiated company in healthcare. So, we’ll all be able to sort of look back on this time and see what we as individuals and collectively as an organization did to make a big difference in the landscape of healthcare. 00:04:08 So, it’s really exciting, I think, and you’re seeing a lot of press. I’m going to talk a little bit about that in a minute with what you saw with Amazon and JP Morgan. It makes this transaction look like we were brilliant in our overall strategy given what they’re doing. So, I’ll talk about that in a minute. If you think about what’s been going on in the industry, everybody’s been driving at patient centricity and driving at advances in technology, at trying new things in telemedicine. 00:04:39 And you’ve seen a lot of new digital players coming to market, like Oscar, for example. You’ve seen a big increase emphasis on digital – on data and analytics. But if you think about all that’s been going on in the industry, those are just merely new windows into the healthcare system. They gave us a better sense of what’s going on, but they haven’t provided meaningful differentiation to a large number of people that showed greater results and greater improvement in healthcare. 00:05:14 So, the way I think about what’s been happening is they haven’t actually opened up new doors. They’re just windows into the healthcare system. But if you think about what we’re doing and the possibilities that are emerging, we’re actually opening up the front door to healthcare in America. 00:05:36 CVS has presence in 49 of the 50 states, and if you think about it, we’ll be able to utilize those CVS retail locations as community health hubs. And those health hubs are really going to be dedicated to consumer wellness, to optimizing our members’ benefits, and having a different engagement model for people as they step through that front door at a CVS location. 00:06:06 This is just another part of the journey of how we’ve been talking about and how I’ve been saying all healthcare is local. CVS will give us a greater opportunity to be very local. But if you think about it, it’s not just about convenience. It’s opening a bigger door and a better door for members to step through. And if you think about – I want you to imagine what a store will look like. 00:06:38 So, I’ve been in a lot of CVS stores lately, and so, I went in through the holidays, and as I walked in to those CVS stores, what did I see? I saw wrapping paper, and I saw stuffed animals, and I saw candy, and I thought, oh. What does this mean? What you have to do is you have to reimagine what a health – what a CVS would look like. So, what I want you to imagine opening up a door in CVS and looking at it and saying, the pharmacy is the center. 00:07:10 It’s in the back of the store. You’re going to – the pharmacist will be someone that you engage in, that you talk about your health, you talk about your prescriptions. But then on the left-hand side of the store, I want you to imagine not the two rubber chairs and the box of a Minute Clinic. I want you to imagine a health – a health spa so to speak where there might be two or three different rooms where you might be able to get health infusions. 00:07:38 Where you might be able to get lab work. Or you might be able to have a consultation with a behavioral health specialist. And I want you to imagine in the center of the store there might be two people. One has an Aetna jersey on, and one has a CVS jersey on. And that health person in the middle of the store is your health navigator. And that health navigator, when you’re an Aetna member, you can have a conversation around your benefits, around things that are troubling you. 00:08:07 It also has – we have eyes and ears to the members that we’re engaging in. So, if an elderly person comes in, we can ask them questions about whether or not they’re eating properly, and if they’re not, we can connect them in our network outside of the CVS. So, for example, we might connect them with Meals on Wheels. And then I want you to imagine maybe in the back of the store that there’s a place where there’s – where you can pick up your durable medical equipment. 00:08:39 So, if you have a cane, you might be able to try out that cane before you actually buy it, or we can show you how that might work. And then on the right-hand side of the store might be where you have clinical beauty and where you can pick up your health snacks and your healthy foods. And then you can walk out – pay for your purchases and walk out the door. In the world that I imagine, I also imagine when that person walks in, how many of you have seen the recent Amazon Go grocery stores, right? 00:09:08 They walk – you walk in and they know you’re there, and it’s all digital. Can you imagine if that person – that person walks in and we know who they are, and then we – we start sending them digital sort of highlights to say, hi, Karen. Hi, welcome to the store. Tanya is in the middle of the store to advise you on your health challenges that you might be experiencing. Or, maybe I have diabetes and we know, and I haven’t picked up my prescription and it reminds me. Or better yet, I pick up a candy bar, and it says, really? 00:09:39 Do you want that? That’s sort of the Star Wars of where we might be able to head. But that’s how we should think about and imagine what being in the local communities and being – how CVS can just be another central access point for us. Another place for people to engage in their health. And by no means is it taking away from primary healthcare or local services. 00:10:07 It’s just another access point of healthcare. So, lots of work. Lots of things to imagine. And that’s who I’m imagining it. And I think CVS, you know, will sort of go through that process. So, really exciting opportunity for us. But you know what? It really isn’t a new concept. It’s just another path, another step in our journey and our strategy of being closer to the consumer and being local and being embedded in the communities. 00:10:42 So, I brought this slide back. I brought this slide up to the National Account Leadership Team in November, and I – and I didn’t bring it up in context of the acquisition. But I brought it up because this is probably more true now than it ever has been before. CVS has over 9,500 locations across the United States. That’s 1,000 more than their closest competitor. 00:11:06 Nearly 70 percent of the U.S. population lives within three miles of a CVS store. There’s nothing – nothing – small about that. Our pursuit has always been about going big. Bigger impact, bigger efficiency, more personalization on a national scale. So, as I said in November to the National Account Sales Team, local isn’t about the size of our ambition. 00:11:39 It’s clearly about our execution. The other thing that I want you to remember about our purpose as a company is that we continue, and CVS will continue, to be rooted in care and in quality care. Helping others feel their best is what we do best. And that will not change in this combination. 00:12:06 And quite frankly, I was reminded of that the other day, and I wanted to share an example of one of our colleagues rising to the occasion of helping people be their best. Can you show the video?

[video plays]

[ 00:14:31 ]	karen lynch

– every day because not only can we make differences in peoples’ lives, we save people’s lives. So, the EAP is a phenomenal organization, and they step in to many things, and I couldn’t be more proud of what our Resources for Living team is doing. So, I know they’re here – some of them are here. So, thank you for what you do every day. So, let me talk a little bit about Aetna and results and our priorities for 2018. 00:15:04 As I mentioned, and you’ve heard, you know, CVS is committed to making sure that we retain a very strong Aetna management team as we move forward. They’ve also committed to keeping the Aetna brand for – as a primary brand for five years. In turn, we have promised CVS, CVS’s Board, and our own Board, that we will deliver and meet or exceed our operating plan this year. 00:15:34 So, as all the things are going on that could distract us as a company, we need to remain vigilant in delivering on what we said we were going to deliver, and deliver our operating plan. I’m going to talk about our priorities in a minute. And so, as we think about the integration, there’s an integration team, it’s being led. We need to have that team be focused on bringing the – bringing the two companies together. Everyone else in the organization needs to be focused on our members, 00:16:02 our priorities, our employees, and sort of together, we need to be sort of the best we possibly can be and deliver a very healthy, highly-performing company to CVS when we do close the transaction. And Charlie, I’m – we’re going to close the transaction, right? So, if you – it’s all about Charlie. So, if you saw the results for 2017, they were announced this week. 00:16:32 So, congratulations to all of you. We had a very strong performance year. So, I can’t thank you enough for everything that you’ve done to deliver the performance that we did in 2017. And I’m quite proud of the progress that we’re already making in the first 30 days of 2018. If you look at Medicare, Medicare came out of the gates very strong with a very strong open enrollment. They had – they sold the largest group Medicare account I think that we have ever sold with UAW for 140,000 members. 00:17:04 So, congratulations to that team. Medicaid continues to make very good progress. Our Medicaid business had strong implementations in ’17. And as we roll into ’18, yesterday, we were notified that we are a finalist so that we can go into the next negotiations of five big regions in Florida. We’ve all been holding our breath for that. So, that’s another good positive momentum for the strength of our Medicaid business, and I’m quite pleased with that result. 00:17:35 Our National Accounts Team would you believe are already selling 2019 business? So, we’re coming out of ’18 sort of as an okay year, but we’re – but we have 2019, we’ve already sold three jumbo cases. That’s the most we’ve sold in sort of this early on, and our two sort of National Account Leaders are sitting right here, and I keep pushing them to – for more, more, and more, and they keep delivering. 00:18:04 And I’m expecting continued National Accounts growth. And our service operations across every single one of our businesses has performed exceptionally well coming through the open enrollment period. I can remember a time not that long ago where my phone was ringing off the hook with lots and lots of service issues. This has been one of the smoothest service implementations across Medicare, across commercial, that I’ve seen in quite some time. 00:18:34 So, really strong momentum coming right out of the gate. So, as we look forward to 2018, these are our priorities. We need to continue to drive our local market presence. We need to drive our commercial and our government growth. A lot of 2018 is done, so, our eyes need – our eyes need to be set on retaining what we have left for 2018, and then focusing on 2019 growth. 00:19:01 And then we can’t lose sight of achieving – our achieving business excellence objectives. Jane would kill me if I didn’t sort of mention that. But that’s really an important initiative for us, because it really is about standardizing processes and thinking about the end consumer and streamlining our capabilities to support them in a different way. So, we’re off to a really good start. And I’ve had the opportunity to be in the markets. I spent some time in Bluebell, I spent some time in Sunrise. And the engagement and the excitement about the opportunities are amazing. 00:19:35 And people in the markets are truly excited about the promise and the opportunities we have in 2018. I also had the opportunity to visit our New Albany site, and there are two huge service implementations that occurred in January. One was getting ready for those 140,000 new UAW members. They did phenomenally well. The phone – when I was walking around and talking to folks, they were on the phones. 00:20:04 This was an incredibly tough customer. Our customer was calling us every day making sure that we were ready. And this team stepped up to the challenge. We also started a new service program for our National Account Groups called Aetna 1 Advocate. That’s where we’re bringing both customer service resources and clinical resources. So, when you walk in to the area in New Albany, what you see is highly engaged, 00:20:31 energized service reps, clinical reps, behavioral specialists, and pharmacy specialists all sitting together, answering questions, outreaching to our members. That came up for three big National Account customers and is going exceptionally well, and our customers couldn’t be more thrilled. We actually had an existing customer that was one of our toughest and most challenging customers, and she’s really happy. We also put General Motors on this new platform as well, and this – they came from a Blues plan, and they couldn’t be more happy. 00:21:07 So, I want to thank the implementation teams for both UAW and our A1A program because the work that they’re doing is – is truly amazing and really hits at the heart of being closer to our customers. So, as we think about 2018, we have to balance the excitement about the promise of a new company with the reality of the present. 00:21:31 And we have to stay focused on delivering that operating plan and stay focused on engaging our members and creating that value in our local communities. Because if we do that, we’ll be able to forge and achieve our strategy about building a healthier business, moving forward on the path of building a healthier world. So, I’m excited to have Jean, who’s going to come up in just a second, and talk about what we’re doing specifically in the community that’s truly differentiating. 00:22:05 Jean?

…

[ 00:54:27 ]	karen lynch

Well, I think relative to the JP Morgan, Amazon, it does have an impact on the industry. It’s bringing another sort of laser-focus on the affordability and quality of healthcare. Our view on it is, yes, we need to pay attention to what’s going on there, but as I said earlier, it makes what we are doing, potentially doing with CVS, a brilliant strategy. Because what we have said is, we want to get closer to the consumer. 00:54:56 We want to engage with the consumer in a different way. We want to be in the communities. We want transparency. We want affordability. And our view is, we can’t do it alone. So, the fact that employers are stepping up to the game to say, hey, listen, we’re going to figure this out, too. It’s sort of a benefit for us, because it’s putting their skin in the game, too, and it’s surprising to me that they haven’t sort of done it before. And we’ve seen a number of employers do this through associations before and they haven’t got traction. These guys are pretty powerful. 00:55:28 They’re going to – they’re talking about technology. But if you think about it, we don’t really know what they’re doing. But I would welcome to additional sort of, you know, influences in the industry to drive that affordability and to drive that transparency, and I’m all for sort of bringing that competitive – here’s how I look at it. We understand this industry better than most. We have a potential to combine with the leading pharmacy provider. It’s an arms race to improve sort of quality and affordability. 00:55:57 It’s our game to lose. And that’s how I think about it.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction between CVS Health Corporation (“CVS Health”) and Aetna Inc. (“Aetna”), on February 5, 2018, CVS Health filed with the Securities and Exchange Commission (the “SEC”) an amendment to the registration statement on Form S-4 that was originally filed on January 4, 2018. The registration statement includes a preliminary joint proxy statement of CVS Health and Aetna that also constitutes a preliminary prospectus of CVS Health, which will be mailed to stockholders of CVS Health and shareholders of Aetna once the registration statement becomes effective and the joint proxy statement/prospectus is in definitive form. The registration statement is not yet effective. INVESTORS AND SECURITY HOLDERS OF CVS HEALTH AND AETNA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by CVS Health or Aetna through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CVS Health are available free of charge within the Investors section of CVS Health’s Web site at http://www.cvshealth.com/investors or by contacting CVS Health’s Investor Relations Department at 800-201-0938. Copies of the documents filed with the SEC by Aetna are available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-0896.

Participants in the Solicitation

CVS Health, Aetna, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CVS Health is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 9, 2017, its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 31, 2017, and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 17, 2017, its proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on April 7, 2017, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus and will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides a safe harbor for forward-looking statements made by or on behalf of CVS Health or Aetna. This communication may contain forward-looking statements within the meaning of the Reform Act. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond CVS Health’s and Aetna’s control.

Statements in this communication regarding CVS Health and Aetna that are forward-looking, including CVS Health’s and Aetna’s projections as to the closing date for the pending acquisition of Aetna (the “transaction”), the extent of, and the time necessary to obtain, the regulatory approvals required for the transaction, the anticipated benefits of the transaction, the impact of the transaction on CVS Health’s and Aetna’s businesses, the expected terms and scope of the expected financing for the transaction, the ownership percentages of CVS Health’s common stock of CVS Health stockholders and Aetna shareholders at closing, the aggregate amount of indebtedness of CVS Health following the closing of the transaction, CVS Health’s expectations regarding debt repayment and its debt to capital ratio following the closing of the transaction, CVS Health’s and Aetna’s respective share repurchase programs and ability and intent to declare future dividend payments, the number of prescriptions used by people served by the combined companies’ pharmacy benefit business, the synergies from the transaction, and CVS Health’s, Aetna’s and/or the combined company’s future operating results, are based on CVS Health’s and Aetna’s managements’ estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond their control. In particular, projected financial information for the combined businesses of CVS Health and Aetna is based on estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of CVS Health and Aetna. Important risk factors related to the transaction could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the risk that a condition to the closing of the proposed transaction may not be satisfied; the outcome of litigation related to the transaction; the ability to achieve the synergies and value creation contemplated; CVS Health’s ability to promptly and effectively integrate Aetna’s businesses; and the diversion of and attention of management of both CVS Health and Aetna on transaction-related issues.

In addition, this communication may contain forward-looking statements regarding CVS Health’s or Aetna’s respective businesses, financial condition and results of operations. These forward-looking statements also involve risks, uncertainties and assumptions, some of which may not be presently known to CVS Health or Aetna or that they currently believe to be immaterial also may cause CVS Health’s or Aetna’s actual results to differ materially from those expressed in the forward-looking statements, adversely impact their respective businesses, CVS Health’s ability to complete the transaction and/or CVS Health’s ability to realize the expected benefits from the transaction. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the transaction and/or CVS Health or Aetna, CVS Health’s ability to successfully complete the transaction and/or realize the expected benefits from the transaction. Additional information concerning these risks, uncertainties and assumptions can be found in CVS Health’s and Aetna’s respective filings with the SEC, including the risk factors discussed in “Item 1.A. Risk Factors” in CVS Health’s and Aetna’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.

You are cautioned not to place undue reliance on CVS Health’s and Aetna’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither CVS Health nor Aetna assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.